SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

IRIDIUM COMMUNICATIONS INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants exercisable for Common Stock at an exercise price of $11.50 per share

(Title of Class of Securities)

46269C102

(CUSIP Number of Common Stock Underlying Warrants)

Matthew J. Desch Director and Chief Executive Officer Iridium Communications Inc. 1750 Tysons Boulevard, Suite 1400 McLean, Virginia 22102 (703) 287-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Brent B. Siler Christina L. Novak Cooley LLP 11951 Freedom Drive Suite 1500 Reston, Virginia 20190 (703) 456-8000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$11,223,781	$1,303.08

*	Estimated for purposes of calculating the amount of the filing fee only. Iridium Communications Inc. (the “Company”) is offering holders of 6,200,984 of the Company’s $11.50 warrants (the “Warrants”) the opportunity to exchange such Warrants for shares of the Company’s common stock, par value $0.001 per share (the “Shares”) by tendering one Warrant in exchange for 0.22 Shares. The amount of the filing fee assumes that all outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $116.10 for each $1,000,000 of the value of the transaction. The transaction value was determined by using the average of the high and low prices of the Warrants as reported on the NASDAQ Global Select Market on May 11, 2011, which was $1.81.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,303.08	Filing Party:	Iridium Communications Inc.
Form or Registration No.:	Schedule TO	Date Filed:	June 16, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 2 (this “Amendment No. 2”) amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2011, as amended by Amendment No. 1 (“Amendment No. 1”) to such Schedule TO filed on June 1, 2011 (as amended and supplemented, the “Schedule TO”) by Iridium Communications Inc., a Delaware corporation (“Iridium” or the “Company”) in connection with the Company’s offer to all holders of the Company’s outstanding warrants exercisable for shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at an exercise price of $11.50 per share (the “Warrants”), to receive 0.22 Shares in exchange for every Warrant tendered by the holders thereof (approximately one Share for every 4.55 Warrants tendered). The offer is subject to the terms and conditions set forth in the Offer Letter dated May 17, 2011, as amended on June 1, 2011 and June 16, 2011 (the “Offer Letter”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. All information in the Offer Letter and the Letter of Transmittal is hereby expressly incorporated in this Amendment No. 2 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended to the extent provided herein.

ITEMS 1, 4, 11 AND 12.

Items 1, 4, 11 and 12 of the Schedule TO, which incorporate by reference the information contained in the Offer Letter, are hereby amended as follows:

OFFER LETTER (Exhibit (a)(1)(A) to the Schedule TO)

The Offer Letter is hereby amended as follows:

All references in the Offer Letter to “June 15, 2011” are hereby replaced with “June 22, 2011.”

LETTER OF TRANSMITTAL (Exhibit (a)(1)(B) to the Schedule TO)

The Letter of Transmittal is hereby amended as follows:

All references in the Letter of Transmittal to “June 15, 2011” are hereby replaced with “June 22, 2011”.

FORM OF LETTER TO BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES TO THEIR CLIENTS (Exhibit (a)(1)(D) to the Schedule TO)

The Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients (the “Letter to Brokers”) is hereby amended as follows:

All references in the Letter to Brokers to “June 15, 2011” are hereby replaced with “June 22, 2011.”

FORM OF LETTER TO BE USED BY BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES FOR THEIR CLIENTS (Exhibit (a)(1)(E) to the Schedule TO)

The Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients (the “Letter for Clients”) is hereby amended as follows:

All references in the Letter for Clients to “June 15, 2011” are hereby replaced with “June 22, 2011.”

ITEM 12	EXHIBITS

Item 12 is hereby amended and restated as follows:

Exhibit Number	Description
(a)(1)(A)	Offer Letter dated May 17, 2011.*

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9). *

(a)(1)(C)	Form of Notice of Guaranteed Delivery. *

(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients. *

(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.*

(a)(5)(A)	The Company’s Annual Report on Form 10-K filed with the SEC on March 7, 2011, incorporated herein by reference.

(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2011, incorporated herein by reference.

(a)(5)(C)	Press Release, dated June 16, 2011.

(b)	Not applicable.

(d)(1)	Specimen Common Stock Certificate, incorporated herein by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-1 (Registration No. 333-147722) filed with the SEC on February 4, 2008.

(d)(2)	Specimen Warrant Certificate for $11.50 Warrants, incorporated herein by reference to Exhibit 4.5 of the Company’s Current Report on Form 8-K filed with the SEC on September 29, 2009.

(d)(3)	Form of Registration Rights Agreement, incorporated by reference to Annex D of the Company’s Proxy Statement filed with the SEC on August 28, 2009.

(d)(4)	Amendment No. 1 to Registration Rights Agreement, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on March 30, 2011.

(d)(5)	Form of Pledge Agreement, incorporated by reference to Annex C of the Company’s Proxy Statement filed with the SEC on August 28, 2009.

(d)(6)	Warrant Agreement for $11.50 Warrants between the Company and American Stock Transfer & Trust Company, LLC, incorporated by reference to Exhibit 4.5 of the Company’s Current Report on Form 8-K filed with the SEC on September 29, 2009.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IRIDIUM COMMUNICATIONS INC.

By:	/s/ Thomas J. Fitzpatrick
Name:	Thomas J. Fitzpatrick
Title:	Chief Financial Officer

Date:	June 16, 2011

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer Letter dated May 17, 2011.*

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9). *

(a)(1)(C)	Form of Notice of Guaranteed Delivery. *

(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients. *

(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.*

(a)(5)(A)	The Company’s Annual Report on Form 10-K filed with the SEC on March 7, 2011, incorporated herein by reference.

(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2011, incorporated herein by reference.

(a)(5)(C)	Press Release, dated June 16, 2011.

(b)	Not applicable.

(d)(1)	Specimen Common Stock Certificate, incorporated herein by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-1 (Registration No. 333-147722) filed with the SEC on February 4, 2008.

(d)(2)	Specimen Warrant Certificate for $11.50 Warrants, incorporated herein by reference to Exhibit 4.5 of the Company’s Current Report on Form 8-K filed with the SEC on September 29, 2009.

(d)(3)	Form of Registration Rights Agreement, incorporated by reference to Annex D of the Company’s Proxy Statement filed with the SEC on August 28, 2009.

(d)(4)	Amendment No. 1 to Registration Rights Agreement, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on March 30, 2011.

(d)(5)	Form of Pledge Agreement, incorporated by reference to Annex C of the Company’s Proxy Statement filed with the SEC on August 28, 2009.

(d)(6)	Warrant Agreement for $11.50 Warrants between the Company and American Stock Transfer & Trust Company, LLC, incorporated by reference to Exhibit 4.5 of the Company’s Current Report on Form 8-K filed with the SEC on September 29, 2009.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed